EXHIBIT 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-4 of our report dated December 22, 2005 (December 21, 2006 and May 19, 2006 as to the effects of the restatements described in the first and second paragraphs, respectively, in Note 26) relating to the consolidated financial statements of Pocahontas Bancorp, Inc. and subsidiaries as of September 30, 2005 and for each of the two years in the period ended September 30, 2005 (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the restatements discussed in Note 26) appearing in the Information Statement-Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Information Statement-Prospectus.

/s/ Deloitte & Touche LLP
Little Rock, Arkansas
January 3, 2007